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                                                              Exhibit (a)(1)(M)
FOR IMMEDIATE RELEASE


          Investor Contact:    Michael Smith
                               Senior Vice President and Chief Financial Officer
                               Cobra Electronics Corporation
                               773-804-6281
                               msmith@cobraelec.com
                               --------------------

             Media Contact:    Larry Larsen
                               Fleishman-Hillard
                               312-751-3617
                               larsenl@fleishman.com
                               ---------------------


       COBRA ELECTRONICS AND LOWRANCE ELECTRONICS TO AMEND OFFER PRICE
                 Cobra Extends Offer for Lowrance Electronics

     CHICAGO, Illinois, April 25, 2001 - Cobra Electronics Corporation (Nasdaq:
COBR) today announced that the boards of directors of both Cobra and Lowrance Electronics, Inc. (Nasdaq: LEIX) have agreed in principle to the reduction of the offer price for Cobra's tender offer for all of the outstanding shares of common stock of Lowrance to $7.50 per share from the current offer price of $8.25 per share, subject to execution of an amended merger agreement reflecting the revised terms of the offer.

     Cobra and Lowrance have held discussions relating to the offer price in light of the recent shortfall in Lowrance's net sales relative to the projections previously provided to Cobra. At the new offer price, the transaction would be valued at approximately $48.3 million, including the assumption of approximately $20 million in debt. Stockholders owning approximately 54.2 percent of Lowrance's outstanding common stock, who previously agreed to tender their shares pursuant to the offer, have indicated that they will continue to support the revised transaction.

     In order to allow time to finalize an amended merger agreement, Cobra is extending the expiration date of its tender offer for all outstanding shares of common stock of Lowrance until midnight, New York City time, on Friday, May 4, 2001. The tender offer had been scheduled to expire at midnight, New York City time, on Tuesday, April 24, 2001.

     After an amended merger agreement is executed, the offer will be amended to reflect the $7.50 per share offer price and revised offer materials reflecting the revised terms of the offer will be distributed to stockholders of Lowrance. At that time, the expiration date of the offer will be further extended to allow Lowrance stockholders an opportunity to review the revised materials.

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     American Stock Transfer and Trust Company, the depositary for the offer, has advised Cobra that as of April 24, 2001 approximately 3,665,524 shares of Lowrance common stock (approximately 97.26 percent of the outstanding shares of common stock) had been validly tendered and not withdrawn pursuant to the offer. Cobra's obligation to purchase shares pursuant to the tender offer is subject to the satisfaction of certain conditions, including Cobra obtaining adequate financing.

     About Cobra Electronics

     Forbes named Cobra Electronics Corporation (Nasdaq: COBR) to its list of "200 Best Small Companies in America" in 2000. Cobra is a leading global manufacturer of two-way mobile communications products, holding the number one or strong number two position in every major market in which it does business. The Family Radio Service (FRS) business is one of the fastest growing segments of two-way mobile communications, and Cobra is a leading FRS player in the U.S., Canada and Europe. Cobra has a 40-year track record of innovation and award-winning products, and leads the industry in developing technology applications that anticipate market demand. To learn more about Cobra and its products, please visit the Cobra site at http://www.cobraelectronics.com.

     This release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and a related letter of transmittal, each as amended or supplemented from time to time, which are included in a Tender Offer Statement filed with the Securities and Exchange Commission. The Tender Offer Statement, and any amendments to the Tender Offer Statement, are also available for free on the Commission's web site at http://www.sec.gov.



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